

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

October 24, 2016

Via E-mail
Edward P. Lorin
Chief Executive Officer
Impact Housing REIT, LLC
1411 5th Street, Suite 406
Santa Monica, CA 90401

>   **Re: Impact Housing REIT, LLC**
>   **Draft Offering Statement on Form 1-A**
>   **Submitted September 27, 2016**
>   **CIK No. 0001683617**

Dear Mr. Lorin:

We have reviewed your draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. Please refer to Rule 252(d) regarding the public filing requirements for non-public submissions, amendments and correspondence. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing your amended draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you are a limited liability company that intends to invest in multifamily residential properties and that you have not as yet identified any properties to acquire with the net proceeds of this offering. As a result, your offering appears to constitute a "blind-pool" offering. Accordingly, as applicable, please provide the disclosure required by Industry Guide 5 or tell us why such disclosure should not be provided in this document. Please refer to Release No. 33-6900 (June 17, 1991), Securities Act Forms Compliance and Disclosure Interpretation 128.06 and Item 7(c) of Part II of Form 1-A. For example purposes only, please provide cover page summary risk factors and prior performance disclosure.

2.　　It appears that you qualify as an "emerging growth company" as defined in the Jumpstart Our Business Startups Act. If so, please disclose that fact in your filing.

3.　　Please be advised that you are responsible for analyzing the applicability of the tender offer rules to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division's Office of Mergers and Acquisitions at 202-551-3440.

4.　　We note your disclosure on page 46 that your Manager owns all of your common shares. Please revise to provide the information required by Item 12 of Form 1-A or advise.

Part II

Cover Page

5.　　Please revise the cover page to specifically identify the disclosure format you are using in accordance with Part II (a)(1) of Form 1-A.

6.　　Please revise to limit the cover page to one page in length in accordance with Item 1 of Form 1-A. Additionally, please ensure that you include the disclosure required by this item. For example, please provide the table set forth in Item 1(e) and revise the risk factor cross-reference in accordance with Item 1(h) to highlight by prominent type or in another manner. Please also revise to state the approximate date of commencement of the proposed sale to the public in accordance with Item 1(i).

7.　　We note your disclosure that the price of your shares could fluctuate in the future based on the value of the Fund's assets. Please tell us how this is consistent with Rule 251(d)(3)(ii) of the Securities Act. Alternatively, please revise your disclosure throughout to disclose that you will sell the units at a fixed price for the duration of the offering.

8.　　We note your disclosure on page 28 that the Manager and possibly other affiliates of your Sponsor might purchase Series A Investor Shares. Please clarify whether shares purchased by affiliates will count toward the minimum offering amount.

Risks of Investing, page 2

9.　　We note your disclosure that this section describes "some of the most significant risk factors." Please revise to clarify, if true, that you have disclosed the most significant factors that make the offering speculative or substantially risky.

10.   Please add a risk factor to disclose that there is substantial doubt about your ability to continue as a going concern. In this risk factor, please describe this going concern opinion and how it impacts your business operations.

Conflicts of Interest, page 9

11.   We note your disclosure that your management will be managing the assets and liabilities of other companies, some of which may compete directly with you. Please expand your disclosure in this risk factor to provide more details regarding the conflicts of interest that you, your Manager, your Sponsor and your Sponsor's affiliates will face.

The Fund, page 14

Term of the Fund, page 21

12.   We note your disclosure that you intend to operate for five years with the option of two, one-year extensions. However, on page 6, you state that you are not required to ever provide a liquidity event. Please revise your disclosure in this section to clarify that you are not required by your LLC Agreement to ever provide a liquidity event, and that, as a result, investors may have to hold their shares indefinitely.

Our Organizational Structure, page 24

13.   Please revise your disclosure to provide an organizational chart.

Our Management Team, page 25

14.   Please revise to provide the disclosure required by Item 10 of Form 1-A. For example, please provide disclosure regarding the significant employees of your Sponsor that will provide services to you, and please ensure that you provide disclosure regarding all of your executive officers, as referenced on page 26.

Compensation of Management, page 26

15.   Please revise the table to provide the estimated maximum amount to be paid for each category, or advise. Please note that disclosure regarding the maximum payable should take into account the maximum leverage and assume that you sell the maximum amount offered for the first full fiscal year. Please refer to Item 4.B of Industry Guide 5. Additionally, please ensure that you disclose all fees and reimbursements to be paid to your manager in accordance with Item 4.A of Industry Guide 5. For example, we note that you will reimburse your manager for offering expenses, as disclosed on page 30.

16.   We note that you may pay 1.5% as an acquisition fee and 1.0% as a disposition fee to your manager. However, with respect to joint ventures, you note that your manager

would be entitled to a fee as negotiated and 1.0%. Please clarify whether, in the case of a joint venture, your manager could receive greater than 1.5% and 1.0%. If so, please add disclosure, including risk factor disclosure as appropriate, regarding the manager's incentive to seek out joint ventures rather than individual investments.

17. We note that, with respect to the property management fee, you will allocate 5% of gross monthly rents. Please advise whether it is possible that you may pay more than 5%. We also note that, if you pay less than 5%, the manager will retain the difference. If you pay greater than 5%, please clarify whether the manager will reimburse you for the difference. In addition, we note that, if the manager hires a third party and pays lower than the market rate, it will be entitled to retain the difference. Please advise how you will determine the market rate. Please add risk factor disclosure regarding the manager's incentive to determine that the market rate is higher than the rate being paid if appropriate.

Management's Discussion and Analysis …, page 30

18. Please disclose your specific plan of operation, including detailed milestones, the anticipated time frame for beginning and completing each milestone, the estimated expenses associated with each milestone and the expected sources of such funding. Please discuss the likely alternatives for satisfying your capital needs, in light of your working capital deficiency. Please refer to Item 9(c) of Form 1-A.

Past Performance: Our Track Record so Far, page 31

Strategy and NOI Results, page 32

19. We note your disclosure that the table on page 33 shows changes in net operating income achieved in the communities owned by Strategic Realty Capital, LLC and Strategic Realty Holdings, LLC. We further note your disclosure on page 34 that over the last 15 years, you have, on average, increased the net operating income of your projects by 62% per year. Please explain how you determined NOI for each project.

Plan of Distribution, page 41

20. We note your disclosure that the Series A Investor Shares will be offered solely through your website. Please tell us if you consider the website to constitute sales materials described by Rule 256 of Regulation A.

Management, page 47

21. We note your disclosure that your Manager can be removed for "cause." Please clarify whether your manager may be removed without cause, and if so whether you would be required to pay a termination fee.

Exhibits

22.   We note your disclosure on page 42 regarding money being held in an escrow account. Please file the escrow agreement in accordance with Item 17(8) of Form 1-A or advise.

Exhibit 15.1 Results of Prior Programs

23.   Please revise your prior performance disclosure to conform with the guidance set forth in CF Disclosure Guidance Topic 6 and Industry Guide 5.

Caution Concerning Accuracy

24.   We note your disclosure that there may be inaccuracies regarding the 20 properties that were disposed of. This information should be provided up to the date of disposition. It is therefore unclear why the information you have regarding these properties prior to disposition would be inaccurate. Please remove this disclosure or advise.

        You may contact Becky Chow at (202)551-6524 or Jaime John, Accounting Branch Chief, at (202)551-3446 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at (202)551-3585 or me at (202)551-3758 with any other questions.

                                          Sincerely,

                                          /s/ Sandra B. Hunter

                                          Sandra B. Hunter
                                          Staff Attorney
                                          Office of Real Estate and
                                          Commodities

cc: Markley S. Roderick, Esq.
        Via E-mail